October 7, 2016
VIA EDGAR AND E-MAIL
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention: Amit Pande, Accounting Branch Chief, Office of Financial Services
Re:    J.G. Wentworth Co.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 10, 2016
Form 8-K Filed August 9, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 9, 2016
File No. 001-36170
Ladies and Gentleman:
The J.G. Wentworth Company (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated September 16, 2016 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), as filed with the SEC on March 10, 2016, the Company’s Form 8-K (the “Form 8-K”) filed with the SEC on August 9, 2016, and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (the “Form 10-Q”), as filed with the SEC on August 9, 2016.
For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Structured Settlements and Annuity Purchase Financial Results, page 50

1.
We note that a significant amount of revenue is attributed to “total realized and unrealized gains on unsecuritized finance receivables” in the table on page 50. Please tell us and in future filings revise to:

•	discuss the transactions and activities that are generating these revenues;
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the transactions and activities generating these revenues relate to the Company’s acquisition of receivables associated with structured settlement, lottery and annuity payments from customers in exchange for cash. These finance receivables are carried at fair value on the Company’s consolidated balance sheet.
Total realized and unrealized gains on unsecuritized finance receivables represent: (i) unrealized gains on finance receivables acquired from customers prior to their securitization and (ii) realized gains and losses resulting from their inclusion in direct asset sale transactions. The difference between the price paid to acquire finance receivables and their fair value at the end of the month acquired is referred to as “day one gains”. Changes in fair value of finance receivables acquired in prior months are referred to as “gains (losses) from changes in fair value subsequent to day one”. In future filings, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2016, the Company will expand its disclosures to include the foregoing description of the transactions and activities that generate these revenues.

Securities and Exchange Commission
October 7, 2016

•
discuss if this line item is capturing the day one gains from your receivable purchases and if so, quantify the amount of day one gains versus the gains/losses from changing fair value inputs subsequent to day one;

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the total realized and unrealized gains on unsecuritized finance receivables include both day one gains and subsequent fair value adjustments. In future filings, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2016, the Company will expand its disclosures and include the amount of day one gains and the gains/(losses) from changes in fair value subsequent to day one in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations similar to the table below.
The following table quantifies the amount of day one gains and the gains/losses from changes in fair value subsequent to day one:

	Years ended December 31,
	2015	2014
	(In thousands)
Day one gains	$171,305	$209,858
Gains/(losses) from changes in fair value subsequent to day one	(15,909)	5,905
Total	$155,396	$215,763

•	quantify the amount of unsecuritized finance receivables at each period end presented;
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in future filings, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2016, the Company will expand its disclosures and quantify the amount of unsecuritized finance receivables held by the Company for each period end presented.
As of December 31, 2015, the Company held unsecuritized finance receivables of $149.6 million; $9.7 million of which was included in Other finance receivables, at fair value and the remaining $139.9 million was included in VIE finance receivables, at fair value. As of December 31, 2014, the Company held unsecuritized finance receivables of $166.4 million; $101.8 million of which was included in Other finance receivables, at fair value and the remaining $64.6 million was included in VIE finance receivables, at fair value.

•	provide a discussion about the timing and accounting for these receivables until they are securitized.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that newly acquired finance receivable assets are accounted for at fair value until they are securitized or disposed of pursuant to a direct asset sale. Subsequent to acquisition but prior to securitization or sale, the Company will generally borrow against purchased finance receivables pursuant to one of its revolving credit facilities. When the Company borrows against its finance receivables, it transfers the encumbered assets into a variable interest entity (VIE). The Company will securitize or sell its accumulated inventory of finance receivables approximately once every three months and, if securitized, transfer the assets into a separate securitization-related VIE.
Immediately prior to securitization, the securitized assets are adjusted to their current fair value and the resulting change in fair value is included in gains/(losses) from changes in fair value subsequent to day one. If the finance receivables are included in a direct asset sale, the previously recognized unrealized gains/(losses) are reversed and the difference between the purchase price and sales price is recorded as a realized gain and included in gains/(losses) from changes in fair value subsequent to day one. The Company will add a discussion of these points in future filings. The Company also respectfully refers the Staff to page F-32 of the Company’s Form 10-K for the year ended December 31, 2015 for a detailed listing of the Company’s encumbrances on VIE by credit facility.

Securities and Exchange Commission
October 7, 2016

2.
Please tell us the balance sheet line item unsecuritized finance receivables are presented in. If they are included in VIE finance receivables, at fair value, please clarify for us if they are held in a VIE prior to securitization and if they are not, please revise future filings to present them in a different line item or tell us why you believe the current presentation is appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the classification of the Company’s finance receivables varies for assets that are transferred into a VIE and those that are not transferred into a VIE. Initially, the Company’s structured settlement payment stream purchases are funded directly by the Company and are not held in a VIE. We classify such unencumbered and unsecuritized finance receivables within the Other finance receivables, at fair value line item in the Company’s consolidated balance sheet. Unsecuritized finance receivables that are transferred into a revolving credit facility VIE or into a securitization VIE are included within VIE finance receivables, at fair value on the Company’s consolidated balance sheet. The Company believes this presentation is consistent with the accounting guidance contained in ASC 810-10-45-25.
As of December 31, 2015 and 2014, the unsecuritized finance receivables were $149.6 million and $166.4 million, respectively. As of December 31, 2015 and 2014, the unsecuritized finance receivables held in a VIE were $139.9 million and $64.6 million, respectively, and were included in VIE finance receivables, at fair value on the Company’s consolidated balance sheet. In addition, as of December 31, 2015 and 2014, the unencumbered and unsecuritized finance receivables were $9.7 million and $101.8 million, respectively, and were included within Other finance receivables, at fair value on the Company’s consolidated balance sheet.
Financial Statements
Note 6. Fair Value Measurements, page F-22

3.
In future filings, please revise to disclose the information required by ASC 820-10-50-2.f for recurring and non-recurring fair value measurements categorized within Level 3 of the fair value hierarchy or tell us where that information is disclosed.

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to pages F-25 and F-26 of the Company’s Form 10-K for the year ended December 31, 2015 where we disclosed that as of December 31, 2015 and 2014, level 3 assets and liabilities comprise “VIE and other finance receivables, at fair value”, “Mortgage service rights, at fair value”, “Interest rate lock commitments, at fair value” and “VIE long-term debt issued by securitization and permanent financing trusts, at fair value”. A description of the Company’s valuation process for each of these assets and liabilities is provided within the section of Note 6 titled “For assets and liabilities measured at fair value” beginning on page F-22.
The Company also respectfully advises the Staff that, in future filings, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2016, the Company will supplement the previously referenced disclosures with additional disclosure similar to the following:
The Company uses various valuation techniques and assumptions in estimating fair value. The assumptions used to estimate the value of the Company’s assets and liabilities have varying degrees of impact to the overall fair value. This process involves the gathering of multiple sources of information, including broker quotes, values provided by pricing services, market indices and pricing matrices. When observable market prices for the asset or liability are not available, the Company employs various modeling techniques, such as discounted cash flow analysis, to estimate the fair value of the Company’s assets and liabilities. For certain assets and liabilities, the Company developed internal models which are validated and calibrated regularly by management with assistance from third parties, as appropriate. Any models used to determine fair values, including the inputs and the assumptions therein, are reviewed as part of the Company’s model validation process.

Securities and Exchange Commission
October 7, 2016

Note 22. Income Taxes, page F-53

4.
Please tell us in detail and revise future filings to discuss how you determined that you were more likely than not to realize the deferred tax assets related to your net operating loss carryforwards. Specifically discuss the facts and circumstances including the nature of the positive and negative evidence you considered and how that evidence was weighted in your determination. Please refer to ASC 740-10-30-16 for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2016, the Company will provide a more detailed explanation as to how it determined it is more likely than not that the Company will realize its deferred tax assets in accordance with the rules and guidelines in ASC 740 similar to the following:
In accordance with ASC 740-10-30-18, the Company’s assessment involves analyzing the four possible sources of taxable income that may be available under tax law to realize a tax benefit for deductible temporary differences and carryforwards: (i) future taxable income exclusive of reversing temporary differences and carryforwards; (ii) future reversals of existing taxable temporary differences; (iii) taxable income in prior carryback period(s) if carryback is permitted by tax law; and (iv) tax planning strategies that would, if necessary, be implemented. While consideration of all positive and negative evidence is required, if one or more sources of taxable income is sufficient to support a conclusion that it is more likely than not that a deferred tax asset will be realized, the entity generally need not consider the other sources.
Since its inception in 2013 and through December 31, 2015, the Company has been in a cumulative loss position from both a book and tax perspective. As such, the Company is not relying on future taxable income exclusive of reversing temporary differences or taxable income in carryback periods. Additionally, the Company has not identified any tax planning strategies it could implement to realize the gross deferred tax asset. As a result, the Company is relying exclusively on the future reversal of existing deferred tax liabilities to support the realization of the deferred tax assets. The deferred tax liability primarily relates to the difference in the accretion of the Company's assets for book and tax purposes. The Company scheduled out the reversal of the deferred tax liability and concluded the future taxable income from the existing deferred tax liabilities would be sufficient to realize the deferred tax assets for net operating losses.
Form 8-K Filed August 9, 2016 - Exhibit 99.1

5.
We note your non-GAAP reconciliations on Schedules D through K present full income statements. Please revise future earnings releases to no longer present a full non-GAAP income statement when reconciling your non-GAAP financial metrics to your GAAP results. Please refer to Question 102.10 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will not present full non-GAAP income statements when reconciling its non-GAAP financial metrics to its GAAP results in future earnings releases. The Company will instead include in future earnings release tables a reconciliation of Income (loss) before income taxes to Adjusted Net Income (Loss) and Adjusted EBITDA for each of its segments in the form of the reconciliations set forth on pages 51 and 55, respectively, of the Form 10-Q for the quarter ended June 30, 2016. In addition, the Company will revise Schedule C in its earnings release to reflect the financial statement line items affected by the Company’s non-GAAP adjustments. An example of Schedule C from the Company’s earnings release for the last fiscal quarter as so revised is attached hereto as Exhibit A.
The Company will also add new schedules in future earnings releases that will include reconciliations of (i) Total Revenues (GAAP basis) to Adjusted Total Revenues (non-GAAP basis) and (ii) Realized and unrealized gains on VIE and other finance receivables, long-term debt and derivatives (GAAP basis) to Adjusted realized and unrealized gains on VIE and other finance receivables, long-term debt and derivatives (non-GAAP basis). Examples of these schedules showing such reconciliations for the period ended June 30, 2016 are attached hereto as Exhibits B and C.

Securities and Exchange Commission
October 7, 2016

6.
We note your non-GAAP reconciliations on Schedules L and M related to adjusted cash flow. Please revise your reconciliations in future earnings releases to start the reconciliation with the most directly comparable GAAP measure which would appear to be cash flows from operations and reconcile to your non-GAAP measure.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it reconsidered the utility of disclosing adjusted cash flow and concluded that it will no longer disclose adjusted cash flow or provide a calculation or reconciliation thereof in future earnings releases.
Form 10-Q for the Quarterly Period Ended June 30, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Net Loss to Adjusted Net (Loss) Income and Adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization, Non-GAAP Financial Measures, page 50

7.
Please tell us and revise future filings, including earnings releases, to discuss why management believes the presentation of these non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to Page 50 and 55 of Form 10-Q for the quarter ended June 30, 2016 starting with the heading “Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss) and Adjusted Earnings before Interest, Income Taxes, Depreciation and Amortization, Non-GAAP Financial Measures” where we included a qualitative discussion regarding the relevance of including Adjusted Net Income and Adjusted EBITDA when analyzing our financial condition and results of operations.
Additionally, the Company respectfully advises the Staff that it presents financial measures and terms not calculated in accordance with GAAP to investors in order to provide them with the same non-GAAP financial measures management uses to evaluate the Company’s segments’ and the Company’s consolidated performance, make operational and investment decisions, and to allocate resources. In addition, Adjusted EBITDA is a financial measure specifically used in the calculation of the Company's senior secured credit facility’s total leverage ratio covenant and is routinely reported to holders of the Company's related Term Loan debt. As a result, the Company believes that an understanding of Adjusted EBITDA is material to an investor’s understanding of the Company’s financial operating performance. The Company also believes that investors should have access to, and the Company is obligated to provide, the same set of tools management uses to analyze the Company’s results. In future filings, the Company will include a more detailed explanation of why it believes these non-GAAP financial measures provide useful information to investors.
Additionally, in future filings and beginning with the Company’s Form 10-Q for the quarter ended September 30, 2016, the Company will revise the Term Loan Payable Footnote within its financial statements to explain in more detail the maximum total leverage ratio covenant that includes the use of the Adjusted EBITDA measure.

8.
Please tell us how you considered whether adjusted net income and adjusted EBITDA, which exclude the consolidation of your VIEs, use individually tailored recognition and measurement methods which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that the Company utilized tailored recognition and measurement methods in its calculation of Adjusted Net Income and Adjusted EBITDA which would violate Rule 100(b) of Regulation G since the adjustments made to arrive at Adjusted Net Income and Adjusted EBITDA are consistent with the adjustments permitted under our senior secured credit facility agreement and therefore consistent with guidance contained in Question 102.09 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 by the Staff.

Securities and Exchange Commission
October 7, 2016

Recently Issued Accounting Pronouncements Not Yet Adopted, page 60

9.
It appears that ASU No. 2014-13 is effective for you starting January 1, 2016. Please tell us in detail and revise future filings to explain the impact of this guidance on your fair value measurements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company qualifies as an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Section 107 of the JOBS Act provides that an “Emerging Growth Company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “Emerging Growth Company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. For public business entities, ASU 2014-13 is effective for annual periods beginning on or after December 15, 2015 and interim periods within that year. For other entities, it is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted as of the beginning of an annual period.
As an “Emerging Growth Company” that has elected to take advantage of the extended transition periods for complying with new or revised accounting standards, the Company believes that ASU 2014-13 would be effective for the Company for the year ended December 31, 2016.
Set forth below is a detailed discussion of the impact ASU 2014-13 will have on the Company’s consolidated financial statements:

a)
In the normal course of business, the Company is involved with various entities that are considered to be VIEs. The Company is required to consolidate any VIE if the Company is determined to be the primary beneficiary. The primary beneficiary is the entity that has the power to direct those activities of the VIE that most significantly impact the VIE’s economic performance and has the obligation to absorb losses from or the right to receive benefits from the VIE that could potentially be significant to the VIE. As a result of adopting ASC 810, Consolidations, the Company determined the Company was and continues to be the primary beneficiary of the VIEs used to securitize the Company’s finance receivables.

b)
The Company elected the fair value option with respect to assets and liabilities in the Company’s securitization VIEs as part of their initial consolidation on January 1, 2010. Changes in fair value are recorded in realized and unrealized gains on VIE and other finance receivables, long-term debt and derivatives in the Company’s consolidated statements of operations. While the fair value option has been elected for the majority of the Company’s consolidated VIEs, the Company consolidates certain VIEs for which the amortized cost model is followed.

c)
ASU 2014-13 permits entities the option to measure both the financial assets and financial liabilities owned by third parties at the same value, using either the fair value of the financial assets or the fair value of the financial liabilities, whichever is more observable.

d)
For VIEs for which the fair value option has been elected, the Company does not intend to elect the measurement alternative as permitted under ASU 2014-13 since the VIE financial assets and financial liabilities, which are inextricably linked, are already accounted for at fair value with any subsequent remeasurement gains or losses related to the VIE’s financial assets and financial liabilities reflected in earnings.

e)	The Company does not intend to elect the measurement alternative method for VIEs which are accounted for at amortized cost.
Consequently there will be no impact to the Company’s consolidated financial statements upon adoption of the guidance. The Company respectfully advises the Staff that, in future filings, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2016, the Company will expand its disclosures and provide

Securities and Exchange Commission
October 7, 2016

additional information addressing the anticipated impact of ASU 2014-13 on the Company’s consolidated financial statements.

10.
Please tell us in detail and revise future filings to more clearly discuss the differences in valuation techniques and inputs used to develop your fair value measurements for finance receivables not securitized and those that are securitized.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in future filings, beginning with our Form 10-Q for the quarter ended September 30, 2016, the Company will clarify that there are no material differences in valuation techniques and inputs used to develop the Company’s fair value measurements for finance receivables not securitized and those that are securitized.
Also, please discuss the following:

•	how you incorporated information from the direct asset sales in late 2015 and 2016 in your fair value measurements; and
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the fair value of the Company’s VIE and other finance receivables and VIE long-term debt issued by securitization and permanent financing trusts (“VIE debt”) is determined based on a discounted cash flow model that uses expected future collections discounted at a calculated rate. The projected finance receivable cash flows used to pay the VIE debt are discounted using a calculated rate derived from the fair value interest rates of the debt. The fair value interest rate of the debt is derived using a swap curve and applying a calculated spread as of the reporting date. The debt’s fair value interest rates are applied to the projected future cash payments paid on the principal and interest to derive the debt’s fair value. The debt’s fair value interest rates are blended using the debt’s principal balance to obtain a weighted average fair value interest rate; this rate is used to determine the value of the VIE finance receivables’ asset cash flows.
Since there is no active market for the Company’s VIE debt, at each reporting period, the Company calculates the applicable discount rate by completing an internally developed spread matrix. Two of the key inputs used to compute the applicable discount rate are: (i) yields on LIBOR interest rates swaps of varying maturities, and (ii) the spread on the Company’s securitized debt. Yields on LIBOR interest rates swaps are routinely published and can be obtained as of the valuation/reporting date. However, since the Company securitizes or sells its finance receivables only three times per year, the Company determines at each reporting date estimated or “implied” spreads to use in its matrix. Management employs a linear regression model to calculate implied spreads as of the reporting date that utilizes market indices of “spreads” that are highly correlated with the Company’s securitized debt. In calculating the Company’s estimated fair value of the securitized and unsecuritized finance receivables and VIE debt as of June 30, 2016, the Company incorporated the 2016 direct asset sales into its linear regression model as historical data points.
While the Company believes that under most circumstances the Company’s linear regression model provides the best estimate of spread as of a specific point in time, the Company recognizes that the actual spreads on the Company’s securitized debt that are issued within a short period of time to the reporting date will generally provide more accurate results than the fair value estimate under its linear regression model. As a result, the Company utilizes actual spreads on the Company’s securitized debt that is issued within short periods of time from the reporting date.

•	the principal or most advantageous market for your fair value measurements and if it has changed in 2016.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that ASC 820-10-20 defines the principal market as the market “with the greatest volume and level of activity for the asset or liability” and in the absence of a principal market, the most advantageous market is “the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transportation costs”.

Securities and Exchange Commission
October 7, 2016

The Company believes the asset-backed securities market has been and continues to be the Company’s principal market and the recent asset sales completed in 2015 and 2016 do not indicate a change in the principal market, market conditions or the Company’s ability to obtain access to a market that the Company did not have access to before. In making this assessment the Company considered the past and current level of transactions as well as the Company’s ability to access the asset-backed securities market in the future.
In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please direct any questions concerning this filing to the undersigned at 484-434-2320.
Sincerely,

/s/ Roger O. Gasper
Roger O. Gasper
Executive Vice President & Chief Financial Officer

cc:    Via E-mail
Stewart Stockdale, Chief Executive Officer and Director
Stephen Kirkwood, Executive Vice President & Chief Legal Officer
Michael Shaw, Vice President and Corporate Controller

Exhibit A

The J.G. Wentworth Company
Consolidated Reconciliation of Net Loss to Adjusted Net (Loss) Income* and Adjusted EBITDA* - Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,		Affected Line Item in the Statement of Operations
	2016	2015	2016	2015
	(In thousands)
Net Loss - GAAP basis	$(23,510)	$(26,633)	$(58,558)	$(32,093)
Adjustments to reflect de-consolidation of securitizations:
Unrealized loss on finance receivables, long-term debt and derivatives post securitization due to changes in interest rates	16,468	23,062	51,306	32,191	Realized and unrealized gains on VIE and other finance receivables, long-term debt and derivatives
Interest income from securitized finance receivables	(43,729)	(41,267)	(93,544)	(81,236)	Interest income
Interest income on retained interests in finance receivables	5,923	5,267	11,757	10,433	Interest income
Servicing income on securitized finance receivables	1,299	1,316	2,639	2,631	Servicing, broker, and other fees
Interest expense on long-term debt related to securitization and permanent financing trusts	36,790	35,679	79,827	69,887	Interest expense
Swap termination expense related to securitization entities	—	—	3,053	—	Realized and unrealized gains on VIE and other finance receivables, long-term debt and derivatives
Professional fees relating to securitizations	1,414	1,494	2,846	2,990	Securitization debt maintenance
Other expenses	12	10	17	13	General and administrative and Professional and consulting
Other adjustments to conform to the Term Loan agreement:
Share based compensation	323	706	630	1,116	Compensation and benefits
Income tax benefit	(6,266)	(2,016)	(12,905)	(5,171)	Benefit for income taxes
Impact of prefunding on unsecuritized finance receivables	1,392	(654)	(2,861)	1,618	Realized and unrealized gains on VIE and other finance receivables, long-term debt and derivatives
Severance expense	1,499	35	2,739	2,272	Compensation and benefits
Merger and acquisition related expense	—	685	—	1,279	Professional and consulting
Debt modification expense	1,807	—	2,355	—	Interest expense, Professional and consulting, and Debt issuance
Impairment charges and loss on disposal of assets	5,483	—	5,483	—	Impairment charges
Adjusted Net (Loss) Income*	$(1,095)	$(2,316)	$(5,216)	$5,930
Term loan interest expense	10,104	10,044	20,192	20,001	Interest expense
Debt issuance	25	123	28	2,872	Debt issuance
Broker and legal fees incurred in connection with sale of finance receivables	841	—	1,555	—	General and administrative and Professional and consulting
Depreciation and amortization	1,163	1,004	2,465	1,995	Depreciation and amortization
Adjusted EBITDA*	$11,038	$8,855	$19,024	$30,798

*Represents a non-GAAP measure which, as calculated by the Company is not necessarily comparable to similarly titled measures reported by other companies.

Exhibit B

The J.G. Wentworth Company
Reconciliation of Consolidated Total Revenues to Consolidated Adjusted Total Revenues* - Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,		Affected Line Item in the Statement of Operations
	2016	2015	2016	2015
	(In thousands)
Total Revenues - GAAP basis	$82,724	$61,363	$149,301	$148,193
Adjustments to conform to the Term Loan agreement:
Unrealized loss on finance receivables, long-term debt and derivatives post securitization due to changes in interest rates	16,468	23,062	51,306	32,191	Realized and unrealized gains on VIE and other finance receivables, long-term debt and derivatives
Interest income from securitized finance receivables	(43,729)	(41,267)	(93,544)	(81,236)	Interest income
Interest income on retained interests in finance receivables	5,923	5,267	11,757	10,433	Interest income
Servicing income on securitized finance receivables	1,299	1,316	2,639	2,631	Servicing, broker, and other fees
Interest income related to marketable securities, net	(538)	(667)	(916)	(1,157)	Interest income
Realized and unrealized (gains) losses on marketable securities, net	(1,409)	916	(1,546)	(914)	Realized and unrealized gains (losses) on marketable securities, net
Swap termination expense related to securitization entities	—	—	3,053	—	Realized and unrealized gains on VIE and other finance receivables, long-term debt and derivatives
Impact of prefunding on unsecuritized finance receivables	1,392	(654)	(2,861)	1,618	Realized and unrealized gains on VIE and other finance receivables, long-term debt and derivatives
Adjusted Total Revenues*	$62,130	$49,336	$119,189	$111,759

*Represents a non-GAAP measure which, as calculated by the Company is not necessarily comparable to similarly titled measures reported by other companies.

Exhibit C

The J.G. Wentworth Company
Reconciliation of Realized and unrealized gains on VIE and other finance receivables, long-term debt and derivatives to Spread Revenue* - Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Realized and unrealized gains on VIE and other finance receivables, long-term debt and derivatives - GAAP basis	$6,623	$15,581	$(3,234)	$55,320
Adjustments to conform to the Term Loan agreement:
Unrealized loss on finance receivables, long-term debt and derivatives post securitization due to changes in interest rates	16,468	23,062	54,359	32,191
Impact of prefunding on unsecuritized finance receivables	1,392	(654)	(2,861)	1,618
Adjusted Realized and unrealized gains on VIE and other finance receivables, long-term debt and derivatives (Spread Revenue)*	$24,483	$37,989	$48,264	$89,129

*Represents a non-GAAP measure which, as calculated by the Company is not necessarily comparable to similarly titled measures reported by other companies.